SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 9 January 2003


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                Bank of Ireland Life Reports Strong Sales Growth

                           To Year End December 2002




Highlights:


  - New Business Sales up 17% to EUR280m (Annual Premium Equivalent)

  - Regular Premium Pensions business up 36% to EUR100m

  - Single Premium Pension Sales up 55% to EUR198m

  - Regular Premium Investment Product Sales (PIPS) up 22% to EUR100m

  - Life Protection sales up 11% to EUR27m


Commenting on the results Brian Forrester, Managing Director, Bank of Ireland Life said: "These excellent results reflect the very strong customer proposition that Bank of Ireland Life offers through all its distribution channels supported by the commitment and professionalism of all our staff. While overall market data is not yet to hand, we are confident that we have grown market share substantially in 2002 and we are now the leading player in all retail product lines. Indeed such has been the strength of our performance that when market data does come to hand it may well show that we have achieved overall market leadership"


Thursday 9th January 2003

For reference contact:

Anne Mathews                           Quentin Teggin

Media Relations Manager                Head of Savings & Bancassurance Marketing

Group Corporate Communications         Bank of Ireland

Tel. 01 604 3836                       Tel. 01 617 2727

Mob. 087 246 0358                      Mob. 086 2463577




            Excellent Sales Growth Recorded at Bank of Ireland Life


Bank of Ireland Life, Ireland's leading retail life and pensions provider, today announced new business sales of EUR280m (Annual Premium Equivalent) for the year to December 2002, an increase of 17% on the same period last year.


Bank of Ireland Life (which includes New Ireland Assurance) had particular success in the pensions market where regular premium business at EUR100m was up 36% on 2001. Single premium pension sales were up by 55% to EUR198m. Our investment performance relative to our major competitors was a major factor in achieving such strong growth.

Sales of regular premium investment products (PIPs) were up 22% on 2001, fuelled in large part by an exceptionally strong finish on SSIA sales. Total sales through all channels amounted to EUR100m (excludes Government contribution).

Sales of protection business grew solidly to EUR27m, an increase of 11% over 2001.

The impact of stock market uncertainty on consumer confidence was reflected in a fall off in sales of single premium unit linked investment plans (sales were down by 29% to EUR329m). However, this was in part offset by a very strong increase in sales of Bank of Ireland's very popular Combination Equity Bond by the bancassurance sales-force (sales up 86% to EUR171m).

Commenting on the results Brian Forrester, Managing Director of Bank of Ireland Life said: "These excellent results reflect the very strong customer proposition that Bank of Ireland Life offers through all its distribution channels supported by the commitment and professionalism of all our staff. While the life and pensions market continues to grow strongly, serious shortfalls remain in the level of life and pensions coverage of many families in Ireland. The wide availability of good advice, appropriate product solutions and good service is critical to addressing this.

While unit linked investment sales have been disappointing, this is understandable given market uncertainty and its impact on consumer confidence. We strongly believe that stock market based investments offer good potential for real growth, particularly in a low interest rate environment and we believe that we will see this market recover in 2003," he added.


Focussing on the regular savings market, Bank of Ireland Life highlights that the SSIA initiative has taken large amounts of savings out of the economy and this will have an impact on regular premium investment sales in the years ahead. However there is latent savings potential above and beyond SSIA limits in the market place and with deposit interest rates so low, this market offers good potential.

Concluding Brian Forrester said:

"Bank of Ireland Life is in a very strong position. While overall market data is not yet to hand, we are confident that we have grown market share in 2002 and we are now the leading player in all retail product lines. Indeed such has been the strength of our performance that when market data does come to hand it may well show that we have achieved overall market leadership. With our wide distribution reach and broad product range, backed by our market leading investment performance, we are well positioned to achieve further share growth in 2003 and beyond".

                                      Ends

Thursday 9th January 2003

For reference:

Contact:

Anne Mathews                           Quentin Teggin

Media Relations Manager                Head of Savings & Bancassurance Marketing

Group Corporate Communications         Bank of Ireland

Tel. 01 604 3836                       Tel. 01 617 2727

Mob. 087 246 0358                      Mob. 086 2463577




                                    Sales Breakdown


EURm                                 2001           2002          Growth
Regular Premium Business
Savings                              81.9          100.3            22%
Protection                           24.4           27.1            11%
Pensions                             73.3          100.0            36%
Total Regular Premium Sales         179.6          227.4            27%
Single Premium Sales
Investments                         466.6          329.1           -29%
Pensions                            128.0          198.0            55%
Total Single Premium                594.4          527.1           -11%
APE (RP + 10% SP)                   239.0          280.1            17%
Combination Equity Bonds (CEB)*      92.0          171.4            86%
APE including CEB                   248.2          297.2            20%


                * Combination Equity Bond is a Bank of Ireland Tracker Bond Product sold by the Bancassurance Sales-force


      - Figures exclude "Investment Only" Business

      - Regular Premium savings figures exclude the Government portion of SSIA savings

      - Annual Premium Equivalent (APE) is the industry standard for calculating overall sales and is calculated by totalling regular premium sales and 10% of single premium sales

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 9 January 2003